FOR IMMEDIATE RELEASE
        January 15, 1997
                                           Media Contact:  Robert Fort
                                           (757) 629-2710

        NORFOLK SOUTHERN URGES CONRAIL SHAREHOLDERS TO REJECT 'OPT-OUT'
        PROPOSAL

        NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) issued the following statement today in response to a decision by the U.S. Third Circuit Court of Appeals refusing to block Conrail Inc. from holding a shareholders meeting scheduled for Friday:

              "We urge Conrail shareholders to assert control of the corporation they own by rejecting the proposals to 'opt out' of Pennsylvania's fair value statute and adjourn the special meeting.

              "We urge shareholders to reject the attempts by Conrail and CSX to disenfranchise them and pressure them into accepting an inferior offer worth nearly $15 a share less than Norfolk
        Southern's all-cash, $115-per-share offer.

              "We urge them to take a stand against the "lock-out" provision and the other unprecedented obstructions that are part of the campaign of coercion to deny shareholders a real choice.

              "Conrail shareholders should be aware that the Surface Transportation Board has said the "lock-out" provision 'would in no way' preclude it from approving a Norfolk Southern/Conrail merger. Because the Board anticipates it will decide the case by late 1997 or early 1998, it means the lock-out clause will cease to have any practical effect a year earlier than CSX would have shareholders believe.

              "Norfolk Southern will continue to stand up for Conrail shareholders. We will continue our fight to ensure that they get the best possible price for their shares.

              "Underscoring our commitment is our offer to buy Conrail shares equal to 9.9 percent of Conrail's outstanding common for $115 per share if shareholders defeat the 'opt out' proposal.

             Norfolk Southern is a Virginia-based holding company with headquarters in Norfolk, Va. It owns a major freight railroad, Norfolk Southern Railway Company, which operates 14,400 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. The corporation also owns North American Van Lines, Inc., and Pocahontas Land
        Corporation, a natural resources company.

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